NEWS

FOR IMMEDIATE RELEASE

RUSSEL METALS ANNOUNCES RECORD 1ST QUARTER 2006 EARNINGS OF $0.71 PER SHARE

TORONTO, CANADA -- May 3, 2006 -- Russel Metals Inc. (RUS - TSX) reported record first quarter 2006 net earnings of $37.4 million or $0.71 per common share.  Net earnings were 12% ahead of the net earnings of $33.4 million or $0.67 per common share reported in the first quarter of 2005.  Revenues increased by 7% in the quarter to a record $741 million, up from $694 million in the first quarter of 2005.

The first quarter operating profits from continuing operations increased for the fourth consecutive quarter to $61.3 million as both the energy tubular products and steel distributors segments experienced strong earnings.

Bud Siegel, President and Chief Executive Officer, commented, "The first quarter strength in our energy tubular products, which grew to 25% of our sales, was expected as was the strength in our Western Canadian service centers.  Energy tubular products experienced the highest recorded operating profit ever at $18.4 million for the first quarter of 2006.  The continued stability of steel prices contributed to an outstanding quarter for the steel distributor segment and strong operating profits in the balance of the service centers.  Our aggregate operating profits as a percentage of revenue of 8.3% was near our historical high."

Brian Hedges, Executive Vice President and Chief Financial Officer, stated, "The first quarter equity issue has positioned the Company for additional growth through selective acquisitions.  Our balance sheet is the strongest in the industry, capitalized by $836 million of equity, cash-on-hand of $256 million and long-term debt of $204 million."

The Board of Directors approved a quarterly dividend of $0.35 per common share payable June 15, 2006 to shareholders of record as of May 17, 2006.

The Company will be holding an Investor Conference Call on Thursday, May 4, 2006 at 9:00 a.m. ET to review its first quarter results for 2006.  The dial in telephone number for the call is 1-800-346-5998.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, Thursday, May 11, 2006.  You will be required to enter reservation number 21268316 in order to access the call.

Additional supplemental financial information is available in our investor conference call package located on our website at www.russelmetals.com.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com